Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Progen’s PG545 to Enter Clinic in First In-Human Cancer Trials

Brisbane, Australia, 15th November 2010. Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) are delighted to announce that PG545 has cleared all formal approval requirements for commencement of the first in-human trial of PG545.

PG545 is a new anti-cancer drug, entirely developed in-house by Progen Pharmaceuticals. PG545 is a dual-mechanism anti-angiogenesis compound that blocks blood vessel growth in tumours (starving it of nutrients) and attempts to stop the cancer cells from spreading throughout the body.

The study is entitled “an open-label, single centre Phase I study of the safety and tolerability of PG545 in patients with advanced tumours”.

The study will enrol approximately 25 advanced cancer patients with non-haematologic, malignant solid tumours, excluding primary brain or spinal tumours.

The primary objective of the study is the determination of the maximum tolerated dose (MTD) as defined by significant dose limiting toxicity (DLT).

The secondary objectives are:

•                  Assessment of the safety and tolerability of PG545 following multiple doses in subjects with advanced solid malignancies;

•                  To estimate pharmacokinetic parameters of PG545 and explore pharmacokinetic/pharmacodynamic relationships; and

•                  To document any anti-tumour activity observed with PG545

The expected recruitment timeline is 12 months.

The Principal Investigator is Professor Michael Millward. Professor Millward is the Cancer Council Professor of Clinical Cancer Research at the University of Western Australia and Head of Medical Oncology at Sir Charles Gairdner Hospital, Perth

The study is being carried out at the Linear Clinical Research Unit in Perth, WA. The Linear Clinical Research unit is a purpose built, early phase clinical trials facility operating out of the Sir Charles Gairdner Hospital Campus in Perth. It is Western Australia’s only dedicated early phase clinical trials facility, and is one of only a small number operating in Australia.

“We are delighted that PG545 will enter the clinic ahead of schedule. PG545 is potentially the best-in-class heparanase inhibitor with superior drug-like properties and we believe PG545 has the potential to extend and enhance the lives of cancer patients through its dual mechanism of action of stopping both tumour growth and tumour spread” said Sue MacLeman, Chief Executive Officer, Progen Pharmaceuticals Ltd

The Bellberry Human Research Ethics Committee has reviewed this study and has given approval for the conduct of this research study. This study conforms to the principles set out by the National Statement on Ethical Conduct in research involving humans and according to Good Clinical Practice Guidelines. The trial will be conducted under the Therapeutics Goods Administration (TGA) Clinical Trial Notification (CTN) scheme.

The product has been manufactured and released by Progen Pharmaceuticals’ wholly owned contract manufacturing subsidiary, PharmaSynth Pty Ltd, which will soon ship the stock to the site for the commencement of the study.

A site initiation visit will be held next week and the trial will then be open for enrolment. It is expected that the first patient will be treated this year.

“Progen’s vision is to improve cancer patients’ lives and I am delighted that we are moving PG545 into the clinic where it has the potential to make a difference. I would like to congratulate the Progen team and our collaborators on completing the huge body of work that brought us to this important milestone” said Stuart James, Chairman, Progen Pharmaceuticals Ltd.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

About PG545

PG545 is a synthetic, heparan sulfate mimetic which exploits a duel anti-angiogenic anti-metastatic mechanism to inhibit solid tumour growth and spread. In contrast to other heparan sulfate mimetics, such as PI-88 (Progen) and M-402 (Momenta Pharmaceuticals, US) which are mixtures, PG545 is a single molecular entity. In pre-clinical models PG545 induces potent anti-angiogenic activity together with broad acting anti-tumour and anti-metastatic efficacy. PG545 appears to have activity in multiple oncology indications. The pharmacokinetic profile supports less frequent dosing compared with other heparan sulfate mimetics.

PG545 is a proprietary compound developed from an in-house drug discovery programme which is protected by patent applications in all key markets with a potential expiry of 2028.

For more information:

Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+61 7 3230 5000
+61 437 211 200	+61 418 753 062

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.